FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)
3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CEO’S ADDRESS TO SHAREHOLDERS ATTACHED TO THE PRINTED
VERSION OF THE ANNUAL REPORT ON FORM 20-F FOR 2004

TO OUR SHAREHOLDERS

2004 was a significant year for Check Point. We expanded our offerings to enterprise customers beyond perimeter security and now also provide solutions for internal, Web, and endpoint security. We established our presence in the consumer market and now cover the entire spectrum of market segments–from the consumer to the largest enterprises and service providers. This extended strategy, launched in 2003, will be the basis for our future growth. We executed well on this strategy in 2004 by introducing more products in one year than in all previous years, and the impact is already reflected in our financial results.

In 2004 we delivered a healthy 19-percent growth in revenues, as a result of the success of both our core products and our new products. This growth is reflected in all market segments. With approximately 25 percent of our product revenues generated from sales of new products, our expanded strategy is beginning to deliver results.

STRONG FINANCIAL PERFORMANCE

Revenues for the year ended December 31, 2004, were $515.4 million, compared to $432.6 million for 2003. Net income for the year ended December 31, 2004 was $248.4 million and $278.7 million, excluding net charges related to Zone Labs’ acquisition, compared to $243.9 million for 2003. Earnings per diluted share for the year ended December 31, 2004 were $0.95, and $1.07, excluding net acquisition related charges, compared to $0.96 for 2003.

MEETING CHANGING CUSTOMER NEEDS

Security of the perimeter is now only one component of an effective security infrastructure. Our new strategy provides the most intelligent network security solutions to address other components and ever-changing customer needs.

Many of today’s attacks emerge within an organization. Worm outbreaks, internal hacking, and misuse of business applications by users inside the organization have created unique internal security requirements. With InterSpect™, the first and only complete internal security gateway, our customers can tighten the enforcement of internal security and protect their networks from damaging cyber attacks that are introduced inside the network, without disrupting the flow of information. InterSpect’s superiority was recognized when it was named “Hot Pick” by Information Security magazine, in 2004.

Furthermore, our Integrity™ desktop firewall together with our Total Access Protection initiative ensures that every PC that connects to the network is appropriately secured.

With the increasing volume of Web-based transactions, Web security is of paramount importance. Connectra™, our Web security gateway, is the industry’s only unified solution for addressing today’s Web access and Web protection challenges. Remote users gain convenient and safe access to the network from a range of devices.

Recognizing the growing attacks against home and small-office PCs, we responded with the ZoneAlarm® product lines. ZoneAlarm is one of the most trusted brands in Internet security, protecting millions of PCs from hackers, spyware, and data theft. The ZoneAlarm Security Suite, providing multiple layers of protection, recently won the Editors’ Choice Award from PC Magazine. Editors pointed out that ZoneAlarm’s firewall sets the standard by which other solutions are measured.

Recently, we launched Eventia Analyzer™ to help organizations manage real-time event data from Check Point security gateways and third-party devices. Eventia Analyzer gives our customers control of their environment and enables them to translate security events into action items.

LEADERSHIP INTO THE FUTURE

Our technologies are business-proven. One hundred percent of the Fortune 100 companies use our solutions. In 2004, consistent with previous years, our operating profit margin was at the top of the high technology industry. We credit this accomplishment to our tightly integrated global business model, our partners’ success around the world and the commitment and productivity of our employees. As significant as our achievements were in 2004, we look forward to our future. Check Point will continue to have a laser-sharp focus on our customers’ security–to help them run their businesses smoothly, prosperously, and safely.

/s/ Gil Shwed

Gil Shwed
Founder, Chairman, and Chief Executive Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Chief Financial Officer

April 11, 2005